Financial Statements and Supplemental Information

Principal Securities, Inc.
Year Ended December 31, 2024
With Report and Supplemental Report of
Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-13975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Principal Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 High Street
(No. and Street)

Des Moines	Iowa	50392
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dawn Roberts	515-283-5863	roberts.dawn@principal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

801 Grand Ave, Suite 3100	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dawn Roberts, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Principal Securities, Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

JENNIFER EDDY
Commission Number 723733
My Commission Expires
July 31, 2027

[signature]
Notary Public

12/19/24

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Principal Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2024

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 3
Statement of Operations 4
Statement of Changes in Stockholder's Equity 5
Statement of Cash Flows 6
Notes to Financial Statements 7

Supplemental Information

Supporting Schedules:
Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 18
Schedule II – Computation for Determination of the Reserve Requirements Pursuant to SEC Rule 15c3-3 21
Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 22

Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

Shape the future
with confidence

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Principal Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Principal Securities, Inc. (the Company) as of December 31, 2024, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of

Shape the future
with confidence

the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since at least 1985, but we are unable to determine the specific year.

Ernst & Young LLP

Des Moines, Iowa
February 26, 2025

Principal Securities, Inc
Statement of Financial Condition
December 31, 2024

Assets	
Cash and cash equivalents	$ 38,691,307
Receivables from:	
Affiliates	18,571,007
Others	3,592,441
Prepaid expenses	1,308,915
Loans to financial professionals, net	1,989,535
Capitalized computer software development costs (net of accumulated depreciation of $149,084)	1,107,053
Income taxes receivable	1,622,203
Net deferred income taxes	986,849
Total assets	$ 67,869,310
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 726,041
Unearned Revenue	271,667
Accounts payable	1,425,925
Payables to:	
Principal Life Insurance Company	22,555,067
Other affiliates	1,539,431
Total liabilities	26,518,131
Stockholder's equity:	
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group, Inc.)	400,000
Additional paid-in capital	213,498,519
Retained earnings (deficit)	(172,547,340)
Total stockholder's equity	41,351,179
Total liabilities and stockholder's equity	$ 67,869,310

See accompanying notes.

Principal Securities, Inc
Statement of Operations
Year ended December 31, 2024

Grid revenues:	
Proprietary mutual funds	$ 3,164,023
NonProprietary mutual Funds	2,796,148
Brokerage	9,369,164
Proprietary RIA	101,814,856
NonProprietary RIA	17,841,965
12b1	51,388,418
Retirement Plan	20,661,518
Variable Annuity	62,014,179
Pass Thru revenue	147,966,383
Total grid revenues	417,016,654
Grid expenses:	
Proprietary mutual funds	2,480,355
NonProprietary mutual Funds	2,189,707
Brokerage	7,132,001
Proprietary RIA	85,348,436
NonProprietary RIA	15,211,840
12b1	22,811,192
Retirement Plan	15,422,022
Variable Annuity	48,289,005
Pass Thru expenses	147,966,383
Total grid expenses	346,850,941
Other revenues:	
Revenue Share	16,077,055
Non-Grid revenue	46,550,796
Other revenue	2,353,327
Interest	2,874,235
Total other revenues	67,855,413
Other expenses:	
Other distribution expenses	22,690,510
Operating expenses:	
Variable expense	11,920,974
Staff Related expense	89,954,196
Non Staff Related expense	37,933,791
Depreciation and Amortization expense	3,618,342
Total operating expenses	143,427,303
Loss from operations before income taxes	(28,096,687)
Income tax benefit	7,302,837
Net loss	$ (20,793,850)

See accompanying notes.

Principal Securities, Inc
Statement of Changes in Stockholder's Equity
Year ended December 31, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2024	$ 400,000	$ 188,331,748	$ (151,595,689)	$ 37,136,059
Net loss	**–**	**–**	**(20,793,850)**	**(20,793,850)**
Capital contributions from Parent	**–**	**23,620,000**	**–**	**23,620,000**
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	**–**	**1,546,771**	**(157,801)**	**1,388,970**
Balance at December 31, 2024	**$ 400,000**	**$ 213,498,519**	**$ (172,547,340)**	**$ 41,351,179**

See accompanying notes.

Principal Securities, Inc
Statement of Cash Flows
Year ended December 31, 2024

Operating activities	
Net loss	**$ (20,793,850)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Allocation of stock-based compensation	**1,546,771**
Equity distribution in the form of common stock to employees	**(157,801)**
Deferred income taxes	**243,773**
Changes in operating assets and liabilities:	
Capitalized computer software	**(172,146)**
Due from others and prepaid expenses	**(240,701)**
Due to Principal Life Insurance Company	**3,605,795**
Due from affiliates	**(4,839,504)**
Unearned Revenue	**(1,746,190)**
Loans from financial professionals, net	**(752,948)**
Commissions payable, accounts payable, and income taxes recoverable	**913,845**
Net cash used in operating activities	**(22,392,956)**
Financing activities	
Capital contributions from Principal Financial Services, Inc.	**23,620,000**
Net cash received in financing activities	**23,620,000**
Net decrease in cash and cash equivalents	**1,227,044**
Cash and cash equivalents beginning of year	**37,464,264**
Cash and cash equivalents end of year	**$ 38,691,308**

See accompanying notes.

1. Organization and Nature of Business

Principal Securities, Inc. ("the Company") is an introducing broker-dealer, that clears transactions on a fully disclosed basis, registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15(b)(11) of the Exchange Act and a member with the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is federally registered as an Investment Adviser. The Company primarily engages in the solicitation and sale of securities-related products and services to retail investors. Such offerings may include: Brokerage Services, Advisory Services, Investment Company products, and variable products.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which is a wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"), a Delaware business corporation.

2. Significant Accounting Policies

Broker Dealer – Single Reportable Segment

The Company provides services through the retail segment. The retail segment derives its revenue from the sale of securities related products and services to retail investors. For additional information relating to the Company's significant accounting policies associated with its assets, revenues, and expenses, see Note 2, Summary of Significant Accounting Policies. The measure of segment assets is reported on the statement of financial position as total assets. In addition, the Company does not have intra-entity sales or transfers.

The Company's chief operating decision maker ("CODM") is Dawn Roberts, Chief Financial Officer and Finance and Operations Principal. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company, which is reported on the statement of operations, in evaluating performance. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

2. Significant Accounting Policies (continued)

Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measures of segment revenue, significant segment expense detail, and segment net income (loss) are reported on the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company enters into selling and distribution agreements with the obligation to sell or distribute the securities products, such as mutual funds, annuities and products sold through RIAs, to individual clients and a Retirement Plan sponsor in return for front-end sales charges, 12b-1 service fees, annuity fees and asset-based fees. Front-end sales charges and annuity fees are related to a single sale and earned at the time of sale. Some mutual funds have a daily obligation to sell and distribute. These securities products generate 12b-1 service fees which are calculated daily and received only when fully earned. The Company uses the passage of time to measure the progress of this performance obligation. The Company receives the majority of these fees monthly for satisfying the performance obligations. The Company also enters into agreements with individual customers to provide securities trade execution and custody through a brokerage services platform in return for ticket charge and other service fee revenue. These services are bundled as one single distinct service referred to as brokerage services. This revenue is related to distinct transactions and is earned at a point in time.

The Company also enters into agreements with individual customers to provide trade execution, clearing services, custody services and investment research services through our proprietary offered fee-based products. These services are bundled as one single distinct service referred to as advisory services. The Company receives the majority of advisory fees quarterly for satisfying the performance obligations. A majority of advisory fees are recorded as RIA commission revenue, a portion of which is paid to the advisor assisting the retail customer and recorded as RIA commission expense. In addition, for non-proprietary RIA business the Company performs sales and distribution services only. The revenues are earned over time as the service is performed utilizing the output method. The portion that is not subject to payout to the advisor is referred to as Non-Grid Revenue in the Statement of Operations. Non-Grid revenue includes fees earned by the Company for sponsoring the RIA programs, including outside RIA business, as well as the portions of revenue used to cover trade execution, clearing services, custody services, and investment research services.

2. Significant Accounting Policies (continued)

The Company also enters into agreements with firms for revenue share for the sale and retention of their products.

A majority of our revenue is based upon contractual rates applied to the market value of the clients' portfolios and considered variable consideration that is constrained.

Costs to fulfill the contracts with customers include commissions paid to agents for sales and servicing of the related mutual funds, annuities and products sold through RIAs. Since the customers can leave at any time, they are considered to be constantly renewing their contract. As such, the contract is looked at as "day to day" and each month of service is considered a renewal. Since the commissions are commensurate along the contract term and the anticipated period of benefit, as a practical expedient the Company concludes that the renewal commission is specifically related to the renewal period and no costs are deferred.

Pass Thru Revenue and Expense

Pass Thru Revenue and Pass Thru Expense within the statements of operations represents revenue the Company records that is passed directly onto other business units within PFG. The Company is the Broker Dealer that holds the contract for this revenue. The Company records the revenue and expense at the same time as the revenue is earned.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

2. Significant Accounting Policies (continued)

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements from PFG of $8,510,509 in 2024. The Company's income tax receivable balance is due from PFG.

Our income tax expense/(benefit) was as follows for the year ended December 31, 2024:

Current income taxes:	
U.S. Federal	**$ (5,798,836)**
State	**(1,747,774)**
Total current income taxes	**(7,546,610)**
Deferred income taxes:	
U.S. Federal	**$ 171,066**
State	**72,707**
Total deferred income taxes	**$ 243,773**
Total income tax benefit	**$ (7,302,837)**

3. Income Taxes (continued)

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2024:

U.S. corporate income tax rate	**21.0** %
State tax	**4.7**
Other	**0.3**
Effective income tax rate	**26.0** %

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2024 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2024.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

3. Income Taxes (continued)

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred income taxes as of December 31, 2024, were as follows:

Deferred income tax assets:	
Employee benefits	**$ 548,194**
Deferred losses	**68,854**
Stock compensation	**674,958**
Other	**26,587**
Total deferred income tax assets	**1,318,593**
Deferred income tax liabilities:	
Prepaid expenses	**(331,744)**
Total deferred income tax (liabilities)	**(331,744)**
Total net deferred income tax assets	**$ 986,849**

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

Income tax returns are filed in U.S. federal jurisdiction as well as various states and foreign jurisdictions where we and one or more of our subsidiaries conduct business. Although determined by jurisdiction, with few exceptions our tax uncertainties relate primarily to U.S. federal income tax matters. The IRS has completed examination of our consolidated U.S. federal income tax returns for years prior to 2015.

3. Income Taxes (continued)

The U.S. federal statute of limitations has expired for years prior to 2015. The IRS is currently auditing our U.S. federal income tax returns for tax years 2015-2018 and 2019-2022. The statutes remain open through normal statute ex tensions. We do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

We believe we have adequate defenses against, or sufficient provisions for, contested issues, but final resolution could take several years depending on whether legal remedies are pursued. Consequently, we do not believe issues that might arise in tax years subsequent to 2014 will have a material impact on our net income.

4. Net Capital Requirements

The Company is an introducing broker-dealer and clears certain securities transactions with and for customers on a fully disclosed basis with National Financial Services LLC ("NFS"), their current clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had defined net capital of $18,145,195, which was $16,639,174 in excess of its required net capital of $1,506,021. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

5. Related-Party Transactions

As set forth on the statements of operations, the Company receives the following fees from PLIC and Principal Fund Distributor (PFD):

- The Company collects commissions for the sale of Principal Mutual Funds via PFD and variable annuity and flexible variable life products offered by PLIC, Principal Product Network and Principal National Life. Amounts recorded by the Company for the year ended December 31, 2024 were $179,208,241.

- The Company receives distribution fees (Rule 12b-1) from Principal Mutual Funds via PFD and nonproprietary mutual funds used by other product lines offered under the Distribution fees and Pass-Thru revenue line items. Amounts recorded by the Company for the year ended December 31, 2024 were $89,372,691.

- The Company receives expense reimbursement from PLIC for amounts agreed upon annually in advance. The reimbursement is intended to offset the expenses associated with the sale of the products, but only to the extent such expenses are expected to exceed the revenues generated by the Company from the sale of those products. Any excess reimbursements shall be calculated and returned as soon as practical after the end of each calendar year. Amounts received by the Company for the year ended December 31, 2024 were $6,000,000.

- The Company receives revenue share from PFD and PLIC for the sale of the products. Amounts received by the company for the year ended December 31, 2024 were $6,713,700 and $6,467,397 respectively.

5. Related-Party Transactions (continued)

- The Company has entered into an expense reimbursement agreement with PLIC. PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the year ended December 31, 2024 were $141,671,593.

- The Company has entered into a services agreement with PLIC. PLIC, on behalf of the Company, calculates and pays compensation to PSI registered representatives and broker-dealers unaffiliated with PSI who offer or sell variable contracts, mutual fund shares, group annuities, and other securities, certain fixed annuities, advisory services and products, and any proprietary investments available under Principal Life recordkeeping for qualified retirement plans underwritten, distributed or offered by the Company. Amounts paid by PLIC on behalf of the Company for the year ended December 31, 2024 were $199,767,102.

PFG has allocated the expenses associated with stock-based compensation to each of its subsidiaries, with the allocation aggregating $1,546,771 to the Company for the year ended December 31, 2024. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company receives revenue share from Principal Bank for a portion of the revenue earned by the Bank in connection with the Bank Deposit Sweep Program. Amounts received by the company for the year ended December 31, 2024 were $2,127,312.

The Company received capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $23,620,000 for the year ended December 31, 2024.

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the SEC, FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

The Legacy of Angels Foundation v. Principal Securities Inc., et al.

The Foundation, a customer of a former Registered Representative, filed a FINRA arbitration against the Company in 2022. The Foundation's allegations included fraudulent and deceptive practices in violation of federal regulations and Minnesota law, violation of federal securities laws, and violation of FINRA rules. In 2024, the Company resolved the pending action, recognizing a legal settlement of $7.3 million, which was substantially offset by insurance proceeds, reported as "Non Staff related expenses".

Supplemental Information

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2024

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$ 41,351,179
2. Deduct ownership equity not allowable for Net Capital		-
3. Total ownership equity qualified for Net Capital		41,351,179
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		41,351,179
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 22,794,757	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities - proprietary capital charges	-	
D. Other deductions and/or charges	5,545	(22,800,302)
7. Other additions and/or allowable credits		-
8. Net Capital before haircuts on securities positions		$ 18,550,877
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	405,682	
D. Undue concentration	-	
E. Other	-	(405,682)
10. Net Capital		$ 18,145,195

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2024

Computation of Basic Net Capital Requirement

Part A		
11. Minimum net capital required (6-2/3% of line 19)		$ 1,506,021
12. Minimum dollar net capital requrirement of reporting broker or dealer and minimumn net capital requirement of subsidiaries computed in accordance with Note (A)		250,000
13. Net capital requirement (greater of line 11 or 12)		1,506,021
14. Excess net capital (line 10 less 13)		16,639,174
15. Net Capital less greater of 10% of line 19 or 120% of line 12		15,886,164

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		$ 22,590,306
17. Add:		
A. Drafts for immediate credit	-	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
C. Other unrecorded amounts (List)	-	
19. Total aggregate indebtedness		22,590,306
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		124.50%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		0.00%

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2024

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5 Part IIA) filing submitted to FINRA as of December 31, 2024.

Principal Securities, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2024

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	X
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: National Financial Services LLC	X
D. (k)(3) – Exempted by order of the Commission	

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Principal Securities, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2024

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(i) and (k)(2)(ii) of that Rule.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Principal Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Management of Principal Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

(1) Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

No findings were found as a result of applying the procedure.

(2) Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2024.

No findings were found as a result of applying the procedure.

(3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

No findings were found as a result of applying the procedure.

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(4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

No findings were found as a result of applying the procedure.

(5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was originally computed.

No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC-7 that are less than $1, due to the SIPC online portal truncating cents resulting in rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 26, 2025

Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

Shape the future
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Principal Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Principal Securities, Inc. (the Company) stated that:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii) (the "exemption provisions").

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2024 except as described in its exemption report.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by FootNote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described its exemption report.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to Note 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Shape the future
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This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 26, 2025

Principal Securities, Inc. Exemption Report

Principal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described in Attachment A.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described Attachment A.

____

Principal Securities, Inc.

I, Dawn Roberts, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer, Principal Securities, Inc.

February 06, 2025

Attachment A

2024 15c3-3 Exception Report

Date	Account Type	Amount	Nature of Exception
01/02/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/02/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/02/2024	Direct-held Mutual Fund Account	$15,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/02/2024	529 Direct	$2,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/02/2024	Direct-held Mutual Fund Account	$10,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/02/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/02/2024	Direct-held Mutual Fund Account	$30,441.64	Check was identified as not promptly forwarded by the Firm's Home Office.
01/02/2024	Direct-held Mutual Fund Account	$30,441.64	Check was identified as not promptly forwarded by the Firm's Home Office.
01/02/2024	Direct-held Mutual Fund Account	$6,058.36	Check was identified as not promptly forwarded by the Firm's Home Office.
01/02/2024	Direct-held Mutual Fund Account	$6,058.36	Check was identified as not promptly forwarded by the Firm's Home Office.
01/04/2024	Financial Planning	$750.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/04/2024	Financial Planning	$750.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/04/2024	Financial Planning	$750.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/04/2024	Financial Planning	$750.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/05/2024	Direct-held Mutual Fund Account	$29,465.73	Check was identified as not promptly forwarded by the Firm's Home Office.
01/08/2024	General Brokerage Account	$11,232.53	Check was identified as not promptly forwarded by the RR's branch office.
01/08/2024	General Brokerage Account	$7,397.08	Check was identified as not promptly forwarded by the RR's branch office.
01/08/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/09/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/10/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/10/2024	529 Direct	$20.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/10/2024	Direct-held Mutual Fund Account	$44,258.12	Check was identified as not promptly forwarded by the Firm's Home Office.
01/11/2024	Direct-held Mutual Fund Account	$18,653.58	Check was identified as not promptly forwarded by the Firm's Home Office.
01/11/2024	Financial Planning	$1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/12/2024	Direct-held Mutual Fund Account	$11,300.08	Check was identified as not promptly forwarded by the Firm's Home Office.
01/16/2024	529 Direct	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/16/2024	Direct-held Mutual Fund Account	$109.85	Check was identified as not promptly forwarded by the Firm's Home Office.
01/16/2024	Direct-held Mutual Fund Account	$115.70	Check was identified as not promptly forwarded by the Firm's Home Office.
01/16/2024	Direct-held Mutual Fund Account	$119.26	Check was identified as not promptly forwarded by the Firm's Home Office.
01/19/2024	Direct-held Mutual Fund Account	$3,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/22/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/23/2024	General Brokerage Account	$7,500.00	Check was identified as not promptly forwarded by the RR's branch office.
01/26/2024	Direct-held Mutual Fund Account	$100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/26/2024	Direct-held Mutual Fund Account	$252,881.88	Check was identified as not promptly forwarded by the Firm's Home Office.
01/26/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/29/2024	529 Direct	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/29/2024	529 Direct	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/29/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/29/2024	Direct-held Mutual Fund Account	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.

01/30/2024	Financial Planning	$4,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/31/2024	Financial Planning	$2,100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/31/2024	Financial Planning	$2,100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/01/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/01/2024	General Brokerage Account	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/01/2024	Direct-held Mutual Fund Account	$3,250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/02/2024	Direct-held Mutual Fund Account	$5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/02/2024	Principal Variable Annuity	$25,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/02/2024	529 Direct	$600.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/05/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/05/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/05/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/06/2024	Financial Planning	$9,142.33	Check was identified as not promptly forwarded by the Firm's Home Office.
02/06/2024	General Brokerage Account	$15,000.00	Check was identified as not promptly forwarded by the RR's branch office.
02/06/2024	General Brokerage Account	$15,000.00	Check was identified as not promptly forwarded by the RR's branch office.
02/07/2024	General Brokerage Account	$620.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/07/2024	Financial Planning	$7,353.37	Check was identified as not promptly forwarded by the Firm's Home Office.
02/08/2024	Direct-held Mutual Fund Account	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/13/2024	529 Direct	$25.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/14/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/14/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/15/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/15/2024	General Brokerage Account	$9,556.27	Check was identified as not promptly forwarded by the RR's branch office.
02/16/2024	Principal Variable Annuity	$50,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/19/2024	Direct-held Mutual Fund Account	$15,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/19/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/19/2024	Direct-held Mutual Fund Account	$5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/19/2024	Direct-held Mutual Fund Account	$7,300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/19/2024	Direct-held Mutual Fund Account	$3,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/20/2024	Direct-held Mutual Fund Account	$5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/20/2024	Direct-held Mutual Fund Account	$3,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/22/2024	General Brokerage Account	$6,500.00	Check was identified as not promptly forwarded by the RR's branch office.
02/22/2024	General Brokerage Account	$205,377.20	Check was identified as not promptly forwarded by the RR's branch office.
02/22/2024	General Brokerage Account	$7,500.00	Check was identified as not promptly forwarded by the RR's branch office.
02/22/2024	529 Direct	$1,000.00	Check was identified as not promptly forwarded by the RR's branch office.
02/22/2024	529 Direct	$1,000.00	Check was identified as not promptly forwarded by the RR's branch office.
02/26/2024	Direct-held Mutual Fund Account	$3,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/26/2024	529 Direct	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/26/2024	Direct-held Mutual Fund Account	$300,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/26/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/26/2024	PSI Advisory Account	$27,294.51	Check was identified as not promptly forwarded by the RR's branch office.
02/26/2024	General Brokerage Account	$1,715.87	Check was identified as not promptly forwarded by the RR's branch office.
02/29/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/29/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/29/2024	Direct-held Mutual Fund Account	$10,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/01/2024	Financial Planning	$360.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/01/2024	Financial Planning	$2,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/04/2024	Financial Planning	$350.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/06/2024	Principal Variable Annuity	$418,716.29	Check was identified as not promptly forwarded by the RR's branch office.
03/06/2024	Principal Variable Annuity	$418,716.29	Check was identified as not promptly forwarded by the RR's branch office.
03/11/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/12/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/13/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/13/2024	529 Direct	$15,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/13/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/13/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/14/2024	Direct-held Mutual Fund Account	$60,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.

03/14/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/14/2024	Direct-held Mutual Fund Account	$2,305.50	Check was identified as not promptly forwarded by the Firm's Home Office.
03/15/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/15/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/15/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/15/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/15/2024	General Brokerage Account	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/18/2024	Direct-held Mutual Fund Account	$7,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/18/2024	Financial Planning	$3,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/18/2024	Financial Planning	$1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/18/2024	Direct-held Mutual Fund Account	$8,401.17	Check was identified as not promptly forwarded by the Firm's Home Office.
03/20/2024	Outside Advisory Account	$53,143.36	Check was identified as not promptly forwarded by the Firm's Home Office.
03/20/2024	General Brokerage Account	$2,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/21/2024	Financial Planning	$1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/21/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/21/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/21/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/25/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/25/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/26/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/27/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/28/2024	Direct-held Mutual Fund Account	$4,392.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/28/2024	Direct-held Mutual Fund Account	$10,528.73	Check was identified as not promptly forwarded by the Firm's Home Office.
03/28/2024	Direct-held Mutual Fund Account	$100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/28/2024	General Brokerage Account	$11,061.93	Check was identified as not promptly forwarded by the RR's branch office.
03/29/2024	Principal Variable Annuity	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
04/01/2024	Direct-held Mutual Fund Account	$10,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/01/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/01/2024	General Brokerage Account	$1,078.87	Check was identified as not promptly forwarded by the RR's branch office.
04/01/2024	General Brokerage Account	$1,879.20	Check was identified as not promptly forwarded by the RR's branch office.
04/01/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/01/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/02/2024	Principal Variable Annuity	$60,250.50	Check was identified as not promptly forwarded by the RR's branch office.
04/05/2024	Direct-held Mutual Fund Account	$7,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/05/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/08/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/08/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/08/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/08/2024	Financial Planning	$100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/08/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/08/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/08/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/08/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/08/2024	General Brokerage Account	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/08/2024	General Brokerage Account	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/09/2024	Direct-held Mutual Fund Account	$22,491.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/09/2024	Financial Planning	$6,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/10/2024	Direct-held Mutual Fund Account	$111.78	Check was identified as not promptly forwarded by the Firm's Home Office.
04/11/2024	Direct-held Mutual Fund Account	$9,305.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/11/2024	Principal Variable Life	$37,500.00	Check was identified as not promptly forwarded by the RR's branch office.
04/12/2024	Direct-held Mutual Fund Account	$6,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/15/2024	Financial Planning	$1,200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/15/2024	Financial Planning	$1,200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/15/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/15/2024	Financial Planning check	$350.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/15/2024	Financial Planning	$350.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/16/2024	Direct-held Mutual Fund Account	$6,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.

04/16/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/17/2024	Direct-held Mutual Fund Account	$238,266.24	Check was identified as not promptly forwarded by the Firm's Home Office.
04/17/2024	Direct-held Mutual Fund Account	$214,780.29	Check was identified as not promptly forwarded by the Firm's Home Office.
04/22/2024	529 Direct	$3,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/22/2024	529 Direct	$3,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/22/2024	Financial Planning	$850.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/22/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/22/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/23/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/23/2024	Financial Planning	$1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/23/2024	Financial Planning	$1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/23/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/25/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/26/2024	529 Direct	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/26/2024	General Brokerage Account	$6,500.00	Check was identified as not promptly forwarded by the RR's branch office.
04/30/2024	Direct-held Mutual Fund Account	$200.00	Check was identified as not promptly forwarded by the RR's branch office.
04/30/2024	Direct-held Mutual Fund Account	$250,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/01/2024	Financial Planning	$350.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/01/2024	Direct-held Mutual Fund Account	$1,671.18	Check was identified as not promptly forwarded by the Firm's Home Office.
05/01/2024	Direct-held Mutual Fund Account	$25.83	Check was identified as not promptly forwarded by the Firm's Home Office.
05/02/2024	Direct-held Mutual Fund Account	$400,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/02/2024	Principal Variable Annuity	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/02/2024	Principal Variable Annuity	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/02/2024	Principal Variable Annuity	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/02/2024	Principal Variable Annuity	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/03/2024	Direct-held Mutual Fund Account	$25,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/07/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/07/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/07/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/07/2024	Direct-held Mutual Fund Account	$10,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/07/2024	PSI Advisory Account	$6,111.64	Check was identified as not promptly forwarded by the RR's branch office.
05/08/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/08/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/08/2024	Financial Planning	$100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/08/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/08/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/08/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/08/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/08/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/08/2024	General Brokerage Account	$8,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/10/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/10/2024	Direct-held Mutual Fund Account	$7,741.43	Check was identified as not promptly forwarded by the Firm's Home Office.
05/10/2024	General Brokerage Account	$265,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/13/2024	Financial Planning	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/14/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/14/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/14/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/14/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/14/2024	Direct-held Mutual Fund Account	$5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/15/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/16/2024	Direct-held Mutual Fund Account	$100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/17/2024	Financial Planning	$2,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/17/2024	Financial Planning	$2,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/20/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/21/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/21/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/22/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.

05/24/2024	Direct-held Mutual Fund Account	$1,462.76	Check was identified as not promptly forwarded by the Firm's Home Office.
05/24/2024	PSI Advisory Account	$1,003.09	Check was identified as not promptly forwarded by the RR's branch office.
05/24/2024	Principal Variable Annuity	$2,075.46	Check was identified as not promptly forwarded by the Firm's Home Office.
05/24/2024	Principal Variable Annuity	$2,075.46	Check was identified as not promptly forwarded by the Firm's Home Office.
05/24/2024	Principal Variable Annuity	$2,075.46	Check was identified as not promptly forwarded by the Firm's Home Office.
05/24/2024	Principal Variable Annuity	$2,075.46	Check was identified as not promptly forwarded by the Firm's Home Office.
05/24/2024	Principal Variable Annuity	$2,075.46	Check was identified as not promptly forwarded by the Firm's Home Office.
05/28/2024	Financial Planning	$325.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/28/2024	Financial Planning	$210.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/29/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/30/2024	Direct-held Mutual Fund Account	$600,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/30/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/31/2024	Financial Planning	$7,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/31/2024	Financial Planning	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/03/2024	Direct-held Mutual Fund Account	$5,524.02	Check was identified as not promptly forwarded by the Firm's Home Office.
06/03/2024	Direct-held Mutual Fund Account	$4,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/03/2024	Direct-held Mutual Fund Account	$5,883.08	Check was identified as not promptly forwarded by the Firm's Home Office.
06/04/2024	Principal Variable Annuity	$100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/04/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/05/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/07/2024	529 Brokerage	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/07/2024	General Brokerage Account	$41,281.06	Check was identified as not promptly forwarded by the RR's branch office.
06/07/2024	General Brokerage Account	$22,617.79	Check was identified as not promptly forwarded by the RR's branch office.
06/10/2024	Financial Planning	$2,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/10/2024	Financial Planning	$2,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/10/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/10/2024	Financial Planning	$600.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/10/2024	Direct-held Mutual Fund Account	$20,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/12/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/12/2024	Financial Planning	$5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/17/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/20/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/20/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/20/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/24/2024	Direct-held Mutual Fund Account	$9,020.95	Check was identified as not promptly forwarded by the Firm's Home Office.
06/24/2024	Financial Planning	$350.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/24/2024	Financial Planning	$350.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/25/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/25/2024	Financial Planning	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/27/2024	Financial Planning	$1,800.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/27/2024	Principal Variable Annuity	$288.08	Check was identified as not promptly forwarded by the Firm's Home Office.
07/01/2024	PSI Advisory Account	$100,000.00	Check was identified as not promptly forwarded by the RR's branch office.
07/03/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.

07/05/2024	Financial Planning	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Financial Planning	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Financial Planning	$1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Financial Planning	$100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/08/2024	Direct-held Mutual Fund Account	$1,379.71	Check was identified as not promptly forwarded by the Firm's Home Office.
07/09/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/10/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/10/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the RR's branch office.
07/11/2024	General Brokerage Account	$5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/11/2024	General Brokerage Account	$7,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/15/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/15/2024	Direct-held Mutual Fund Account	$3,328.50	Check was identified as not promptly forwarded by the Firm's Home Office.
07/17/2024	Financial Planning	$1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/18/2024	Financial Planning	$1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/22/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/22/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/23/2024	Direct-held Mutual Fund Account	$8,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/23/2024	Financial Planning	$12,375.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/24/2024	Financial Planning	$1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/25/2024	Outside Advisory Account	$3,617.58	Check was identified as not promptly forwarded by the RR's branch office.
07/25/2024	Direct-held Mutual Fund Account	$158,477.20	Check was identified as not promptly forwarded by the Firm's Home Office.
07/25/2024	Direct-held Mutual Fund Account	$187,853.67	Check was identified as not promptly forwarded by the Firm's Home Office.
07/31/2024	General Brokerage Account	$10,579.81	Check was identified as not promptly forwarded by the Firm's Home Office.
07/31/2024	General Brokerage Account	$293.98	Check was identified as not promptly forwarded by the Firm's Home Office.
07/31/2024	General Brokerage Account	$368.80	Check was identified as not promptly forwarded by the RR's branch office.
07/31/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/01/2024	General Brokerage Account	$7,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/02/2024	Financial Planning	$1,200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/02/2024	Direct-held Mutual Fund Account	$100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/04/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/05/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/07/2024	Direct-held Mutual Fund Account	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/07/2024	General Brokerage Account	$6,566.01	Check was identified as not promptly forwarded by the RR's branch office.
08/08/2024	Direct-held Mutual Fund Account	$100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/08/2024	Direct-held Mutual Fund Account	$20,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/09/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/12/2024	Direct-held Mutual Fund Account	$15,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/12/2024	Direct-held Mutual Fund Account	$15,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/13/2024	Direct-held Mutual Fund Account	$145,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/13/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/13/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/13/2024	Direct-held Mutual Fund Account	$100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/16/2024	Direct-held Mutual Fund Account	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/16/2024	Direct-held Mutual Fund Account	$28,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/16/2024	Direct-held Mutual Fund Account	$100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/19/2024	Financial Planning	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/19/2024	Financial Planning	$900.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/19/2024	Financial Planning	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/20/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.

08/20/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/20/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/20/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/22/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/22/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/23/2024	General Brokerage Account	$9,117.94	Check was identified as not promptly forwarded by the RR's branch office.
08/23/2024	PSI Advisory Account	$20,455.43	Check was identified as not promptly forwarded by the RR's branch office.
08/23/2024	PSI Advisory Account	$25,031.61	Check was identified as not promptly forwarded by the RR's branch office.
08/26/2024	Financial Planning	$1,200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/26/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/26/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/26/2024	Direct-held Mutual Fund Account	$40,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/26/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/27/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/28/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/28/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/03/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/04/2024	Financial Planning	$440.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/04/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/04/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$750.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/06/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/09/2024	Financial Planning	$1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/09/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/09/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/09/2024	Financial Planning	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/10/2024	Direct-held Mutual Fund Account	$23,122.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/11/2024	Financial Planning	$1,250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/11/2024	Financial Planning	$450.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/11/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/13/2024	Direct-held Mutual Fund Account	$10.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/16/2024	Direct-held Mutual Fund Account	$14,586.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/17/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/17/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/18/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/18/2024	Financial Planning	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/18/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/18/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/18/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/19/2024	529 Direct	$33,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/19/2024	529 Direct	$33,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/19/2024	529 Direct	$33,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/19/2024	529 Direct	$33,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/19/2024	529 Direct	$33,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/19/2024	529 Direct	$33,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/23/2024	Direct-held Mutual Fund Account	$4,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/24/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/24/2024	Direct-held Mutual Fund Account	$21,905.00	Check was identified as not promptly forwarded by the Firm's Home Office.

09/25/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/26/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/27/2024	Direct-held Mutual Fund Account	$4,200.99	Check was identified as not promptly forwarded by the Firm's Home Office.
10/03/2024	General Brokerage Account	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
10/03/2024	General Brokerage Account	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
10/03/2024	General Brokerage Account	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
10/22/2024	Direct-held Mutual Fund Account	$3,750.00	Check was identified as not promptly forwarded by the RR's branch office.
10/07/2024	Direct-held Mutual Fund Account	$3,750.00	Check was identified as not promptly forwarded by the RR's branch office.
10/02/2024	General Brokerage Account	$12,220.37	Check was identified as not promptly forwarded by the RR's branch office.
10/07/2024	Outside Variable Annuity	$4,744.02	Check was identified as not promptly forwarded by the RR's branch office.
10/01/2024	Direct-held Mutual Fund Account	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/01/2024	Direct-held Mutual Fund Account	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/01/2024	Direct-held Mutual Fund Account	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/01/2024	Direct-held Mutual Fund Account	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/07/2024	Financial Planning	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/16/2024	Direct-held Mutual Fund Account	$20,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/01/2024	Direct-held Mutual Fund Account	$150,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/24/2024	Financial Planning	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/07/2024	Financial Planning	$800.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/03/2024	Financial Planning	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/03/2024	Financial Planning	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/25/2024	Direct-held Mutual Fund Account	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/25/2024	Direct-held Mutual Fund Account	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/23/2024	Financial Planning	$350.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/15/2024	Principal Variable Annuity	$800.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/01/2024	Financial Planning	$350.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/02/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/15/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/08/2024	Principal Variable Annuity	$279,920.00	Check was identified as not promptly forwarded by the RR's branch office.
11/14/2024	General Brokerage Account	$200.00	Check was identified as not promptly forwarded by the RR's branch office.
11/27/2024	General Brokerage Account	$1,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/11/2024	Direct-held Mutual Fund Account	$50,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/13/2024	Direct-held Mutual Fund Account	$270,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/21/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/15/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/15/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/07/2024	Direct-held Mutual Fund Account	$100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/07/2024	Direct-held Mutual Fund Account	$100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/18/2024	General Brokerage Account	$300,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/27/2024	Direct-held Mutual Fund Account	$2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/07/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/20/2024	Direct-held Mutual Fund Account	$331.81	Check was identified as not promptly forwarded by the Firm's Home Office.
11/20/2024	Direct-held Mutual Fund Account	$980.59	Check was identified as not promptly forwarded by the Firm's Home Office.
12/04/2024	PSI Advisory Account	$27,052.88	Check was identified as not promptly forwarded by the RR's branch office.
12/09/2024	General Brokerage Account	$620.00	Check was identified as not promptly forwarded by the RR's branch office.
12/06/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
12/09/2024	Principal Variable Annuity	$15,680.49	Check was identified as not promptly forwarded by the RR's branch office.
12/11/2024	Direct-held Mutual Fund Account	$230,000.00	Check was identified as not promptly forwarded by the RR's branch office.
12/12/2024	General Brokerage Account	$35.00	Check was identified as not promptly forwarded by the RR's branch office.
12/13/2024	General Brokerage Account	$6,500.00	Check was identified as not promptly forwarded by the RR's branch office.
12/16/2024	General Brokerage Account	$25,000.00	Check was identified as not promptly forwarded by the RR's branch office.
12/16/2024	Principal Variable Annuity	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
12/21/2024	General Brokerage Account	$25,000.00	Check was identified as not promptly forwarded by the RR's branch office.
12/23/2024	General Brokerage Account	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
12/27/2024	529 Direct	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
12/27/2024	529 Direct	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
12/27/2024	529 Direct	$60.00	Check was identified as not promptly forwarded by the RR's branch office.

12/30/2024	General Brokerage Account	$261.40	Check was identified as not promptly forwarded by the RR's branch office.
12/31/2024	Direct-held Mutual Fund Account	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/31/2024	Direct-held Mutual Fund Account	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/30/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/18/2024	Financial Planning	$550.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/30/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/27/2024	529 Direct	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/27/2024	529 Direct	$60.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/02/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/04/2024	Financial Planning	$500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/04/2024	Financial Planning	$600.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/06/2024	Financial Planning	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/09/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/09/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/10/2024	Financial Planning	$5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/10/2024	Financial Planning	$5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$75.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$110.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/06/2024	PSI Advisory Account	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/13/2024	Direct-held Mutual Fund Account	$5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/13/2024	Direct-held Mutual Fund Account	$2,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/09/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2024	Direct-held Mutual Fund Account	$230,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/17/2024	Financial Planning	$12,375.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/17/2024	Financial Planning	$12,375.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/19/2024	Direct-held Mutual Fund Account	$11,837.50	Check was identified as not promptly forwarded by the Firm's Home Office.
12/18/2024	Financial Planning	$200.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/19/2024	Financial Planning	$800.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/19/2024	Financial Planning	$90.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/19/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/20/2024	Financial Planning	$360.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/20/2024	Financial Planning	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/23/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/23/2024	Financial Planning	$250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/20/2024	Financial Planning	$300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/23/2024	Financial Planning	$12,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/23/2024	Financial Planning	$12,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/24/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/24/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/24/2024	Direct-held Mutual Fund Account	$3,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/24/2024	Direct-held Mutual Fund Account	$3,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/24/2024	Direct-held Mutual Fund Account	$3,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/26/2024	Direct-held Mutual Fund Account	$1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/23/2024	General Brokerage Account	$826.50	Check was identified as not promptly forwarded by the Firm's Home Office.
12/26/2024	Financial Planning	$150.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/26/2024	Financial Planning	$125.00	Check was identified as not promptly forwarded by the Firm's Home Office.